

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2020

John W. Smither
Chief Financial Officer
Arcutis Biotherapeutics, Inc.
2945 Townsgate Road, Suite 110
Westlake Village, California 91361

   Re: Arcutis Biotherapeutics, Inc.
     Draft Registration Statement on Form S-1
     Submitted July 21, 2020
     CIK No. 0001787306

Dear Mr. Smither:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tim Buchmiller at (202) 551-3635 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Brian J. Cuneo, Esq.